Exhibit (d)(3)

WARRANT
(Five Year)

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT, OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. PARTY B MAY REQUIRE AN OPINION OF COUNSEL SATISFACTORY TO PARTY B THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

June 6, 2003

Cephalon, Inc.
145 Brandywine Parkway
West Chester, PA 19380
Attention: Kevin Buchi, Senior Vice President &
                                        Chief Financial Officer

Credit Suisse First Boston International
One Cabot Square
London E14 4QJ
England

Dear Sirs:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Party A and Party B through the Agent on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the Agreement specified below.

1.
The definitions and provisions contained in the 1996 ISDA Equity Derivatives Definitions (the "Equity Definitions") and in the 2000 ISDA Definitions (the "Swap Definitions" and, together with the Equity Definitions, the "Definitions") (in each case as published by the International Swaps and Derivatives Association, Inc.) are incorporated into this Confirmation. In the event of any inconsistency between the Equity Definitions and the Swap Definitions, the Equity Definitions will govern, and between the Definitions and this Confirmation, this Confirmation will prevail. References herein to a "Transaction" shall be deemed to be references to an "Share Option Transaction" for the purposes of the Equity Definitions and to a "Swap Transaction" for the purposes of the Swap Definitions. For purposes of this Transaction, "Warrant Style", "Warrant Type", "Number of Warrants" and "Warrant Entitlement" (each as defined below) shall be used herein as if such terms were referred to as "Option Style", "Option Type", "Number of Options" and "Option Entitlement", respectively, in the Definitions.

This Confirmation (together with all other Confirmations of Share Transactions between Party A and Party B with respect to Shares of the Issuer contemporaneously or previously entered into between them, notwithstanding anything to the contrary therein) shall supplement, form a part of, and be subject to an ISDA 1992 Master Agreement (Multicurrency—Cross Border) (the "Agreement"), as if, on the Trade Date of the first such Transaction between Party A and Party B, they had executed the Agreement (without any Schedule thereto) and specified that (1) the Automatic Early Termination provisions contained in Section 6(a) of such Agreement would apply, (2) Second Method and Loss would apply, (3) such Agreement would cover only Share Transactions with respect to Shares of the Issuer referred to herein and (4) for purposes of Section 2(c) of such Agreement, references to payments of amounts denominated in the same currency shall be deemed to include references to deliveries of Shares issued by the Issuer, and Section 2(c)(ii) of such Agreement would not apply.

The Agreement and each Confirmation thereunder will be governed by and construed in accordance with New York law without reference to choice of law doctrine and each party hereby submits to the jurisdiction of the Courts of the State of New York.

In this Confirmation, "Party A" means Credit Suisse First Boston International, "Party B" means Cephalon, Inc. and "Agent" means Credit Suisse First Boston, acting through its New York branch and solely in its capacity as agent for Party A and Party B.

2.
The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:
Trade Date:	June 6, 2003
Warrant Style:	European
Warrant Type:	Call
Seller:	Party B
Buyer:	Party A
Shares:	The shares of the common stock of Cephalon, Inc. (the "Issuer"), par value USD 0.01 per Share (Bloomberg ticker CEPH, ISIN US1567081096).
Number of Warrants:	6,302,521
Warrant Entitlement:	One (1) Share per Warrant
Strike Price:	USD 72.075
Premium:	USD 78,061,034
Premium Payment Date:	June 11, 2003
Exchange:	The Nasdaq National Market
Clearance System:	The Depository Trust Company
Calculation Agent:
Party A, whose determinations and calculations shall be binding in the absence of manifest error. The Calculation Agent will have no responsibility for good faith errors or omissions in making any determination or calculation as provided herein.
Procedure for Exercise:
Expiration Time:	The close of trading on the Exchange.
Expiration Date:	June 15, 2008.
Automatic Exercise:	Applicable, subject to Section 3(a) below.

Settlement Terms:	Net Share Settlement, unless Party B elects Net Cash Settlement (as defined below).
Net Share Settlement:	Subject to Section 4 below, unless Net Cash Settlement applies, on the Settlement Date Party B shall deliver to Party A, through the Agent, a number of Shares equal to the Final Settlement Amount.
Net Cash Settlement Election:
Party B may elect, by notice in writing to Party A (given through the Agent), that Net Cash Settlement applies, in which case the Net Share Settlement terms set out above shall not apply. Such notice shall be given by Party B no later than the Expiration Time on the Expiration Date.
Net Cash Settlement:	If Party B elects Net Cash Settlement, then on the Settlement Date Party B shall pay to Party A, through the Agent, the Net Settlement Amount.
Settlement Date:	The thirtieth (30th) Exchange Business Day following the Expiration Date, unless otherwise provided by Section 3(a) below.
Reference Price Period:
The period of twenty (20) consecutive Valid Days commencing on the Exchange Business Day following the Expiration Date, provided that if the Reference Price Period otherwise would exceed twenty-five (25) Exchange Business Days then such Reference Price Period shall end on such twenty-fifth (25th) Exchange Business Day.
Valid Day:	An Exchange Business Day on which there is no Disruption Event with respect to the Shares.
Disruption Event:
A Market Disruption Event as specified in Section 4.3(a)(ii) of the Equity Definitions (determined as if this Transaction were a Cash-settled Share Option Transaction) or a Settlement Disruption Event as specified in Section 6.5 of the Equity Definitions (determined as if this Transaction were a Physically-settled Share Option Transaction).
Final Settlement Amount:
The number of Shares, rounded up to the nearest whole Share, determined by the Calculation Agent to be equal to the quotient of (x) the related Net Settlement Amount divided by (y) the related Reference Price.

Net Settlement Amount:	The product of (x) the number of Warrants expiring on the Expiration Date multiplied by (y) the related Final Price Differential.
Final Price Differential:	An amount equal to the greater of (x) the excess of the related Reference Price over the Strike Price and (y) zero.
Reference Price:
The average of the Volume Weighted Average Prices of the Shares on the Exchange for each Valid Day falling in the Reference Price Period, provided that if there are fewer than twenty Valid Days within the Reference Price Period then the related Reference Price shall be the Calculation Agent's reasonable, good faith estimate of the value of one (1) Share on such day as if such day were a Valid Day.
Volume Weighted Average Price:
In respect of any Valid Day, the volume weighted average price per Share as displayed under the heading "Bloomberg VWAP" on Bloomberg Page CEPH <equity> AQR in respect of the period from 9:30 a.m. to 4:00 p.m. (New York City time) on each such Valid Day, or if such Volume Weighted Average Price is not available, the Calculation Agent's reasonable, good faith estimate of the volume weighted average price of the Shares on such Valid Day.
Adjustments:
Method of Adjustment:	Calculation Agent Adjustment.
Extraordinary Events:
Consequences of Merger Events:
(a) Share-for-Share:
Alternative Obligation; provided that notwithstanding the above, the Calculation Agent will determine if such Merger Event adjustment affects the theoretical value of this Transaction and if so, may in its sole discretion make the adjustment set forth in paragraph (A) under the definition of "Calculation Agent Adjustment" (as defined in the Equity Definitions) to the terms of this Transaction to reflect the characteristics (including without limitation, the volatility, dividend practice and policy and liquidity) of the New Shares.

(b) Share-for-Other:	Cancellation and Payment, subject to the terms of Section 5 below.
(c) Share-for-Combined:	Cancellation and Payment, subject to the terms of Section 5 below.
Nationalization or Insolvency:	Cancellation and Payment, subject to the terms of Section 5 below.

3.     Excess Share Ownership Provisions; Conversion Notices:

  (a)
  Excess Share Ownership Provisions. Notwithstanding any other provision hereof, Party A may not exercise any Warrant hereunder, and Automatic Exercise shall not apply with respect thereto, if the exercise of such Warrant would cause Party A to become, directly or indirectly, the beneficial owner of more than 9.9 percent of the class of the Issuer's equity securities that is comprised of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (in such case, an "Excess Share Owner").

  Party A shall provide prior notice to Party B, through the Agent, if the exercise of any Warrant hereunder would cause Party A to become directly or indirectly, an Excess Share Owner; provided that the failure of Party A to provide such notice shall not alter the effectiveness of the provisions set forth in the preceding sentence and any purported exercise in violation of such provisions shall be void and have no effect.

  If Party A is not permitted to exercise any Warrant because such exercise would cause Party A to become, directly or indirectly, an Excess Share Owner and Party A thereafter disposes of Shares owned by it or any action is taken that would then permit Party A to exercise such Warrant without such exercise causing it to become, directly or indirectly, an Excess Share Owner, then Party A shall provide notice of the taking of such action to Party B, through the Agent, and such Warrant shall then become exercisable by Party A to the extent such Warrant is otherwise exercisable hereunder. In such event, the Expiration Date with respect to such Warrant shall be the date on which Party B receives such notice from Party A, and the related Settlement Date shall be as soon as reasonably practicable after receipt of such notice but no more than three (3) Business Days thereafter (but in no event shall the Settlement Date occur prior to the date on which it would have otherwise occurred but for the provisions of this paragraph (a)); provided that the related Net Settlement Amount shall be the same as the Net Settlement Amount but for the provisions of this paragraph (a).

  (b)
  Conversion Notices. If the Issuer receives notice of a conversion into Shares of its Zero Coupon Convertible Subordinated Notes due June 15, 2033 (the "Maturity Date"), first putable on June 15, 2008 and issued on June 11, 2003 with an original principal amount of $375,000,000 (such Convertible Subordinate Notes, the "Reference Notes" and such conversion a "Conversion Event"), then it shall promptly (and in any event within two Business Days following the occurrence of the related Conversion Event and prior to the date on which the Issuer delivers Shares to the converting holder of Reference Notes in connection therewith) provide a written notice to Party A, through the Agent, specifying the details of such event, including the principal amount of Reference Notes being converted and the related conversion date. The Issuer hereby acknowledges and agrees that its obligations under the preceding sentence shall continue notwithstanding any transfer by it of any of its rights or obligations to any other person or entity in accordance with Section 8 below.

4.     Delivery of Shares:

Subject to Section 9 below, if Party B is obligated to deliver Shares to Party A pursuant to the terms of this Confirmation (including, for the avoidance of doubt, pursuant to Section 5(c) hereof), Party B may elect to deliver such Shares in accordance with any of the following:

(a)
If, in the sole determination of Party A, such Shares can be delivered such that they will be freely tradable in the hands of Party A, then Party B may deliver such Shares to Party A without compliance with the procedures set forth on Appendix A or Appendix B hereto; provided that, if in Party A's sole determination such Shares would not be freely tradable in the hands of Party A, then Party B shall deliver such Shares in accordance with paragraph (b) or (c) below;

(b)
Party B may register such Shares and otherwise satisfy each of the terms and procedures set forth on Appendix A hereto (a "Registered Offering") and deliver such Shares pursuant to such Registered Offering; provided that if no such Registered Offering is effected, Party A shall deliver such Shares in accordance with the procedures set forth on Appendix B hereto; or

(c)
Party B may, or if Party B is unable to deliver such Shares pursuant to the terms of paragraphs (a) and (b) above, shall, deliver such Shares pursuant to an offering that is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), and that shall otherwise comply with the terms and procedures (including the obligation, if applicable, to deliver additional Shares) set forth on Appendix B hereto (an "Exempt Offering").

5.     Discharge of certain payment obligations:

Subject to Section 9 below:

(a)
For the purposes of this Section 5 the terms of Section 9.7 of the Equity Definitions shall be deemed to apply to this Transaction.

(b)
If Party B shall owe Party A any amount pursuant to Section 9.7 of the Equity Definitions (except in the event of a Nationalization, an Insolvency or a Merger Event in which the merger consideration to be paid to holders of Shares consists solely of cash) or pursuant to Section 6 of the Agreement (except in the event of an Event of Default, other than by virtue of Bankruptcy, with respect to which Party B is the Defaulting Party) (in any such case, such amount owed shall be a "Payment Obligation"), then Party B may elect to satisfy such Payment Obligation by delivering to Party A, through the Agent, Shares. If Party B fails to communicate such election to Party A by such time, it shall be deemed that Party B did not make such election and the terms of Section 9.7 of the Equity Definitions or of Section 6 of the Agreement, as the case might be, will apply.

(c)
If Party B makes such election, then Shares with a value (determined by the Calculation Agent acting to maximize the proceeds of the sale thereof (net of any fees and commissions, including without limitation, underwriting or placement fees at the time of such sale)) equal to the amount of the Payment Obligation described in paragraph (b) above shall be delivered in accordance with Section 4 of this Confirmation (and, if applicable, the terms set forth on Appendix A or Appendix B hereto, as applicable, shall apply mutatis mutandis); provided that for purposes of such application: (i) any deliveries in respect thereof shall be made on the date of payment or delivery required by Section 9.7 of the Equity Definitions or Section 6 of the Agreement, as the case may be; and (ii) the Final Resale Date, in the case of an Exempt Offering, shall be the second Exchange Business Day immediately following such date of delivery. For the avoidance of doubt, Section 6 of this Confirmation shall apply to any discharge of a Payment Obligation pursuant to this Section 5.

6.     Maximum Number of Shares to be Delivered:

Subject to Section 9 below, the maximum number of Shares that Party B shall be required to deliver to Party A in relation to this Transaction shall be equal to two times the total Number of Warrants covered by this Transaction (the "Maximum Number of Shares to be Delivered").

7.     Additional Agreements of the Parties:

Subject to Section 9 below:

(a)
In the event of the bankruptcy of Party B (if it is the Issuer), Party A agrees that (1) Party A shall not have rights or assert a claim in respect of this Transaction that is senior in priority to the rights and claims available to the shareholders of the common stock of Party B, and (2) Party A shall not set off any claim in respect of this Transaction against any amounts owing by Party A to Party B under any other transaction between the parties.

(b)
The parties acknowledge that this Transaction is not secured by any collateral that would otherwise secure the obligations of Party B herein pursuant to the Agreement. Without limiting the generality of the foregoing, this Transaction will not be considered to create obligations covered by any collateral credit support annex to the Agreement and will be disregarded for the purposes of calculating any exposures pursuant to any such annex.

8.     Transfer:

  (a)
  Notwithstanding Section 7 of the Agreement, Party A may transfer its rights and obligations under this Transaction at any time in its sole discretion (subject to any applicable federal or state laws, regulations or other requirements).

  (b)
  Notwithstanding Section 7 of the Agreement, Party B may transfer its rights and obligations under this Transaction with the consent of Party A (such consent not to be unreasonably withheld), subject to any applicable federal or state laws, regulations or other requirements, and subject in all cases to Party A's standard credit approval and compliance processes (including, without limitation, the execution and delivery by the transferee, if required by Party A, of a Credit Support Annex containing terms acceptable to Party A).

9.     Applicability and Inapplicability of Certain Provisions:

  (a)
  The second sentence of Section 3(b) of this Confirmation shall constitute a continuing obligation of the Issuer, and Sections 10(a) and (b) and Appendices A and B shall continue to apply to the Issuer, notwithstanding any transfer of its rights or other obligations in accordance with Section 8 above.

  (b)
  Sections 4, 5, 6 and 7 of this Confirmation shall not be applicable to Party B if Party B is not the Issuer or any of its affiliates.

10.   Additional Agreements, Representations and Covenants of Party B, Etc.:

  (a)
  Party B hereby represents and warrants to Party A, on each day from the Trade Date to and including the date that is the earlier of (i) the date by which Party A is able to initially complete a hedge of its position created by this Transaction and (ii) the date that is three (3) Exchange Business Days following the expiration of the period in which the Initial

    Purchaser is permitted to exercise its right to receive additional Reference Notes pursuant to the Initial Purchaser's option to purchase additional Reference Notes, that:

    (1)
    it will not, and will not permit any person or entity subject to its control to, bid for or purchase Shares during such period; and

    (2)
    it has publicly disclosed all material information necessary for it to be able to purchase or sell Shares in compliance with applicable federal securities laws and that it has publicly disclosed all material information with respect to its condition (financial or otherwise).

  (b)
  Party B hereby agrees that from the Trade Date through to and including the Settlement Date, it will comply in all material respects with all corporate or, if applicable, similar laws affecting its ability to perform its obligations under this Transaction, including any such requirements of the Commission or any applicable law.

  (c)
  Party B hereby represents and warrants to Party A that (1) Party B has all necessary corporate power and authority to execute, deliver and perform its obligations in respect of this Transaction; such execution, delivery and performance have been duly authorized by all necessary corporate action on Party B's part; and this Confirmation has been duly and validly executed and delivered by Party B and constitutes its legal, valid and binding obligation, enforceable against Party B in accordance with its terms; and (2) neither the execution and delivery of this Confirmation nor the incurrence or performance of obligations of Party B hereunder will conflict with or result in a breach of, or require any consent under, the certificate of incorporation or by-laws (or any equivalent documents) of Party B, or any applicable law or regulation, or any order, writ, injunction or decree of any court or governmental authority or agency, or any agreement or instrument to which Party B or any of its subsidiaries is a party or by which Party B or any of its subsidiaries is bound or to which Party B or any of its subsidiaries is subject, or constitute a default under, or result in the creation of any lien under, any such agreement or instrument.

  (d)
  If the Initial Purchaser party to the Purchase Agreement (as defined below) exercises its right to receive additional Reference Notes pursuant to the Initial Purchaser's option to purchase additional Reference Notes, then Party A and Party B will (i) enter into a confirmation for a Warrant on substantially identical terms, including pricing, to this Confirmation with respect to such additional Reference Notes or (ii) amend this Confirmation to provide for such increase in Reference Notes (such additional confirmation or amendment to this Confirmation to provide for the payment by Party A to Party B of the additional premium related thereto).

  (e)
  Party B shall deliver an opinion of counsel, dated as of or prior to the Premium Payment Date, to Party A with respect to the matters set forth on Annex 1 hereto.

11.   Additional Termination Event:

The occurrence of the following shall be an Additional Termination Event with respect to Party B (which shall be the sole Affected Party and this Transaction shall be the sole Affected Transaction):

the transactions contemplated by the Purchase Agreement among the Issuer and Credit Suisse First Boston LLC, as Initial Purchaser, dated as of June 6, 2003 (the "Purchase Agreement") relating to the purchase of the Reference Notes shall fail to close as a result of any breach by the Issuer of its obligations thereunder or as a result of any action, or failure to act, by the Issuer thereunder, in which case the entirety of this Transaction shall terminate automatically (and, for purposes of determining Loss in relation to any such Additional Termination Event, it shall be assumed that all conditions to the exercise of the Warrants have occurred).

In addition, if the transactions contemplated by the Purchase Agreement shall fail to close for any reason other than those set forth above, then the entirety of this Transaction shall terminate automatically and no payments shall be required hereunder.

12.   Matters relating to the Agent:

  (a)
  Credit Suisse First Boston, New York branch, in its capacity as Agent will be responsible for (i) effecting this Transaction, (ii) issuing all required confirmations and statements to Party A and Party B, (iii) maintaining books and records relating to this Transaction in accordance with its standard practices and procedures and in accordance with applicable law and (iv) unless otherwise requested by Party B, receiving, delivering, and safeguarding Party B's funds and any securities in connection with this Transaction, in accordance with its standard practices and procedures and in accordance with applicable law.

  (b)
  Agent is acting in connection with this Transaction solely in its capacity as Agent for Party A and Party B pursuant to instructions from Party A and Party B. Agent shall have no responsibility or personal liability to Party A or Party B arising from any failure by Party A or Party B to pay or perform any obligations hereunder, or to monitor or enforce compliance by Party A or Party B with any obligation hereunder, including, without limitation, any obligations to maintain collateral. Each of Party A and Party B agrees to proceed solely against the other to collect or recover any securities or monies owing to it in connection with or as a result of this Transaction. Agent shall otherwise have no liability in respect of this Transaction, except for its gross negligence or willful misconduct in performing its duties as Agent.

  (c)
  Any and all notices, demands, or communications of any kind relating to this Transaction between Party A and Party B shall be transmitted exclusively through Agent at the following address:

Credit Suisse First Boston, New York branch
Eleven Madison Avenue
New York, NY 10010-3629

For payments and deliveries:
Facsimile No.: (212) 325 8175
Telephone No.: (212) 325 8678 / (212) 325 3213

For all other communications:
Facsimile No.: (212) 325 8173
Telephone No.: (212) 325 8676 / (212) 538 5306 /
(212) 538 1193 / (212) 538 6886

  (d)
  The date and time of the Transaction evidenced hereby will be furnished by the Agent to Party A and Party B.

  (e)
  The Agent will furnish to Party B upon written request a statement as to the source and amount of any remuneration received or to be received by the Agent in connection with the Transaction evidenced hereby.

  (f)
  Party A and Party B each represents and agrees (i) that this Transaction is not unsuitable for it in the light of such party's financial situation, investment objectives and needs and (ii) that it is entering into this Transaction in reliance upon such tax, accounting, regulatory, legal and financial advice as it deems necessary and not upon any view expressed by the other or the Agent.

13.   Account Details:

Payments to Agent:	The Bank of New York Swift: IRVTUS3N A/C: Credit Suisse First Boston A/C#: 8900374179
Payments to Party A:	To be advised
Payments to Party B:	To be advised
Deliveries to Party B:	To be advised

Credit Suisse First Boston International is regulated by The Financial Services Authority and has entered into this Transaction as principal. The time at which this Transaction was executed will be notified to Party B (through the Agent) on request.

Please confirm that the foregoing correctly sets forth the terms of your agreement by signing and returning this Confirmation.

Yours faithfully, CREDIT SUISSE FIRST BOSTON, acting through its New York branch and solely in its capacity as Agent
		By:	/s/ THOMAS DECKER
		Name:	Thomas Decker
		Title:	Vice President
		By:	/s/ AUGUSTINE VARGETTO
		Name:	Augustine Vargetto
		Title:	Director, Operations
Confirmed as of the date first written above: CEPHALON, INC. (Party B)
By:	/s/ J. KEVIN BUCHI
Name:	J. Kevin Buchi
Title:	Senior Vice President
CREDIT SUISSE FIRST BOSTON INTERNATIONAL (Party A)
By:	/s/ EDMOND CURTIN
Name:	Edmond Curtin
Title:	Managing Director, Legal and Compliance Department
By:	/s/ MARK SKINNER
Name:	Mark Skinner
Title:	Vice President, Legal and Compliance Department

WARRANT
(Five Year)

APPENDIX A
to the
CONFIRMATION
of a
TRANSACTION
between
CREDIT SUISSE FIRST BOSTON INTERNATIONAL
and
CEPHALON, INC.

Terms and Procedures Relating to a Registered Offering

The terms and procedures relating to a Registered Offering are as follows:

(a)
Prior to the beginning of the relevant Reference Price Period, Party B shall file with the United States Securities and Exchange Commission (the "Commission") pursuant to the Securities Act a registration statement on Form S-3 (or any successor form thereto) or such other form as is acceptable to Party A, in respect of at least a number of Shares sufficient to cover the number of Shares to be sold in respect of this Transaction, including a number of Shares equal to the Maximum Number of Shares to be Delivered; such registration statement shall have been declared effective with respect to such Shares (the "Registration Statement") and no stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for such purpose shall be pending before or threatened by the Commission.

(b)
To the extent required to effect such Registered Offering, Party A will use reasonable efforts, and shall use reasonable efforts to cause any Selling Agent engaged by Party A and any underwriter(s), to cooperate with Party B in order to comply in all material respects with the Registration Procedures. "Selling Agent" shall mean a broker dealer registered with the Commission under Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and for purposes of this Transaction, the Selling Agent may also be an underwriter.

(c)
Party B shall have reserved and have available, free from pre-emptive rights, out of its authorized but unissued capital stock the number of Shares of Capital Stock that would be issuable with respect to such payment, for the purpose of effecting the delivery of any amount of Shares due from Party B as provided in the Confirmation.

(d)
Party B, at the request of Party A, shall deliver an underwriting agreement reasonably acceptable to Party A, naming Party A, or its designee, as underwriter, together with such other agreements, certificates and instruments as Party A may reasonably require either pursuant to such underwriting agreement or as are customarily provided together with such underwriting agreement.

(e)
Party B shall have registered and qualified such Shares under such securities or "blue sky" laws of such States and other jurisdictions in the United States of America and Puerto Rico as Party A or any underwriter shall have reasonably requested, and shall have done any and all other acts and things as may be reasonably necessary to be done by Party B to enable Party A or any underwriter to consummate the disposition in such jurisdictions of the Shares covered by the Registration Statement; provided that Party B shall not be required to make any filing or take any action as a result of this paragraph (e) that would require Party B to qualify as a foreign corporation or file a general consent to service of process in any jurisdiction.

(f)
Party B shall have caused such Shares and the issuance thereof to be registered with or approved by such other governmental agencies or authorities in the United States of America as may be

A-1

  reasonably necessary to be done by Party B to enable Party A or any underwriter to consummate the disposition of such Shares.

(g)
Party B shall have (i) given Party A and its underwriter(s), if any, and their respective counsel and accountants, the opportunity to participate in the preparation of all materials filed with the Commission pursuant to the requirements of either the Securities Act or the Exchange Act or any other governmental agency (the "Filed Materials") prior to the first day of a sale period (a "Sale Period"), (ii) furnished to each of them copies of all such Filed Materials (and all documents incorporated therein by reference) sufficiently in advance of filing to provide them with a reasonable opportunity to review such documents and comment thereon, (iii) given each of them such access to its books and records and such opportunities to discuss the business of Party B with its officers and the independent public accountants who have issued a report on its financial statement as shall be reasonably necessary, in the opinion of Party A and such underwriter(s) or their respective counsel, to conduct a reasonable investigation (within the meaning of the Securities Act) with respect to such Filed Materials, (iv) delivered to Party A and its underwriter(s), if any, the financial statements of Party B filed with the Commission, (v) included in such Filed Materials material, furnished to Party B in writing, which in the reasonable judgment of Party A or its underwriter(s), if any, subject to the consent of Party B (which shall not be unreasonably withheld), should be included with respect to Party A, Party A's underwriter(s) and the "Plan of Distribution", including, without limitation, language to the effect that the holding by Party A of the Shares is not to be construed as a recommendation by Party A of the investment quality thereof and (vi) if requested by Party A, deleted from such Filed Materials any reference to Party A by name or otherwise if in the written opinion of counsel to Party A, acceptable in form and substance to Party B, such reference to Party A by name or otherwise is not required by the Securities Act or any similar Federal statute or applicable law then in force.

(h)
Party B shall have furnished to Party A and any underwriter, addressed to Party A and any such underwriter and dated the first day of the Sale Period, (i) an opinion of counsel for Party B (which opinion may be from internal counsel for Party B) and (ii) a "cold comfort" letter signed by the independent public accountants who have issued a report on Party B's financial statements included in such Registration Statement, each in form and substance satisfactory to Party A and any such underwriter and their respective counsel covering substantially the same matters with respect to such Shares and the offering, sale and issuance thereof and the financial statements of Party B as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to underwriter(s) in underwritten public offerings of securities and, in the case of the accountants' letter, such other financial matters as Party A may have reasonably requested.

(i)
Party B shall have complied with all applicable provisions of the Securities Act and the Exchange Act, all applicable rules of the Commission and all other applicable laws, rules and regulations of any governmental or regulatory authority with respect to such Filed Materials and such Shares and the offering, sale and issuance thereof.

(j)
Party B shall have caused all such Shares to be listed on the Exchange and on each securities exchange on which similar securities issued by Party B are then listed.

(k)
Party B shall have provided a transfer agent and registrar for such Shares.

(l)
Party B shall have taken such other actions as Party A or any underwriter of such Shares shall have reasonably requested in order to expedite or facilitate the disposition of such Shares.

(m)
Party B shall provide Party A and its underwriter(s), if any, with indemnity and contribution in form and substance acceptable to Party A covering such matters relating to the Shares, the Filed Materials, and such other matters as Party A shall reasonably request.

(n)
Party B shall have paid all customary costs and expenses reasonably incurred in connection with the foregoing, including, but without limitation, all underwriting fees relating to the sale of the Shares.

(o)
Party B shall deliver all such registered Shares through the Clearance System.

(p)
If Party B is not the Issuer, then references above in this Appendix A to Party B shall be deemed to be references to the Issuer as necessary, and Party B agrees to use its best efforts to comply with the Registration Procedures set forth above.

A-2

WARRANT
(Five Year)

APPENDIX B
to the
CONFIRMATION
of a
TRANSACTION
between
CREDIT SUISSE FIRST BOSTON INTERNATIONAL
and
CEPHALON, INC.

Terms and Procedures Relating to an Exempt Offering

The terms and procedures relating to an Exempt Offering are as follows:

(a)
The Calculation Agent shall determine the Net Settlement Amount with respect to the related Expiration Date in accordance with the Settlement Terms set forth in the Confirmation.

(b)
On the Business Day following the end of the Reference Price Period, Party B shall deliver to Party A, in accordance with the other provisions of this Appendix B, the number of shares that the Calculation Agent reasonably estimates to be the number of Shares that will produce Net Proceeds (as defined below) at least equal to such Net Settlement Amount.

(c)
Party A, through the Selling Agent or any underwriter(s), shall sell all, or such lesser portion as may be required hereunder, of such Shares.

The proceeds of each sale in accordance with this Appendix B, net of any fees and commissions (including, without limitation, underwriting or placement fees) customary for similar transactions under the circumstances at the time of such sale, together with carrying charges and expenses incurred in connection with such offer and sale of the Shares (including, but without limitation to, the covering of any over-allotment or short position (syndicate or otherwise)) are referred to the "Net Proceeds" of such sale.

If the aggregate Net Proceeds of all such sales is less than the Net Settlement Amount for such Expiration Date, then:

(1)
on the date on which Party A determines that there was a shortfall (the "Shortfall Determination Date") Party A shall notify Party B of the amount of such shortfall;

(2)
on the Exchange Business Day next succeeding the Shortfall Determination Date (the "Election Date"), Party B shall deliver to Party A, through the Agent, a notice of its election either to pay to Party A, through the Agent, an amount in U.S. Dollars equal to such shortfall or to deliver to Party A, through the Agent, additional Shares;

(3)
if Party B so elects to pay Party A such shortfall, then on the Currency Business Day next succeeding the Election Date Party B shall pay to Party A, through the Agent, an amount in U.S. Dollars equal to such shortfall; and

(4)
if Party B so elects to deliver additional Shares, then on the first Clearance System Business Day following the Election Date Party B shall deliver to Party A, through the Agent, additional Shares (meeting the conditions specified herein with respect to the Shares initially delivered to Party A under paragraph (b) above) in such number as the Calculation Agent reasonably estimates to be the number of Shares that will produce Net Proceeds at least equal to such shortfall, and thereafter Party A, through the Selling Agent or any underwriter(s), shall sell all, or such lesser portion as may be required hereunder, of such Shares.

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The provisions of this paragraph (c) shall be repeated with respect to such additional Shares until the aggregate Net Proceeds from the sales of all Shares delivered by Party B under paragraph (b) above and this paragraph (c) shall be at least equal to the Net Settlement Amount for such Expiration Date (with the date on which the final sale of Shares occurs being referred to herein as the "Final Resale Date" for such Expiration Date), provided that the aggregate number of Shares sold pursuant to this Appendix B with respect to all Expiration Dates shall not exceed the Maximum Number of Shares to be Delivered.

Party A shall retain all Net Proceeds of all such sales, provided that if the aggregate Net Proceeds of all such sales exceeds the Net Settlement Amount for such Expiration Date, then Party A will refund such excess to Party B in U.S. Dollars on the date that is three (3) Currency Business Days following such Final Resale Date. If any portion of the Shares delivered to Party A remains unsold after the Final Resale Date, then Party A shall return such unsold Shares to Party B on such Final Resale Date.

(d)
Party B agrees to comply with the reasonable requests of Party A, the Selling Agent, any placement agent and any purchaser of the Shares, and Party A agrees to use commercially reasonable means to effect each offer and sale of Shares at commercially reasonable prices in light of the market conditions and the circumstances of Party B at the time of such offer and sale. Party B hereby acknowledges that any Shares sold pursuant to an Exempt Offering may be sold at prices that are less than the prices that may otherwise be available if such Shares were to be sold pursuant to a registered public offering or at prices observed in the secondary market.

(e)
Neither Party A nor the Selling Agent nor any other party shall have any obligation to commence any offer and sale of any Shares in respect of an Exempt Offering until such conditions as any purchasers or the Selling Agent, or their respective counsel, may reasonably require are satisfied.

(f)
For purposes of this Appendix B, the Net Settlement Amount shall be deemed to be the Net Settlement Amount (determined as provided in the Confirmation to which this Appendix B is attached) plus an additional amount (determined from time to time by the Calculation Agent in its commercially reasonable judgment) attributable to interest that would be earned on such Net Settlement Amount (increased on a daily basis to reflect the accrual of such interest and reduced from time to time by the amount of Net Proceeds received by Party A as provided herein) at a rate equal to the open Federal Funds Rate plus the Spread for the period from, and including, such Settlement Date to, but excluding, the related Final Resale Date and calculated on an Actual/360 basis. The foregoing provision shall be without prejudice to Party A's rights under the Agreement (including, without limitation, Sections 5 and 6 thereof).

As used in this paragraph (f), "Spread" means, with respect to any Net Settlement Amount, the credit spread over the applicable overnight rate that would be imposed if Party A were to extend credit to Party B in an amount equal to such Net Settlement Amount, all as determined by the Calculation Agent using its commercially reasonable judgment as of the related Settlement Date. Commercial reasonableness shall take in to consideration all factors deemed relevant by the Calculation Agent, which are expected to include, among other things, the credit quality of Party B (and any relevant affiliates) in the then-prevailing market and the credit spread of similar companies in the relevant industry and other companies having a substantially similar credit quality.

(g)
If Party B is not the Issuer, references above in this Appendix B to Party B shall be deemed to be references to the Issuer as necessary, and Party B agrees to use its best efforts to comply with the Registration Procedures set forth above.

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